June 23, 2025

Sam Tabar
Chief Executive Officer
WhiteFiber, Inc.
31 Hudson Yards, Floor 11, Suite 30
New York, NY 10001

       Re: WhiteFiber, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 9, 2025
           CIK No. 0002042022
Dear Sam Tabar:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
General

1. We note your response to prior comment 6. If you do not intend to provide services to the crypto asset industry, please address the following:
           Tell us why you include the statement "While WhiteFiber may provide data center or cloud services to operators in the bitcoin or the cryptocurrency ecosystem.
           WhiteFiber does not have any businesses that are otherwise tied to bitcoin or the cryptocurrency ecosystem" on page 85.
           Explain to us how the statement "Further, there have been limited precedents for the financial accounting of crypto assets and related valuation and revenue
 June 23, 2025
Page 2

          recognition, and no official guidance has been provided by the FASB or the SEC"
          on page 35 is relevant to your business.
2. Please provide consistent disclosure regarding the anticipated development of your facilities. In that regard:
           Disclosure on pages 1, 67, and 84 indicates that you expect the MTL-2 data center to be completed and operational "in the first quarter of 2026," however page 3 states that you expect MTL-2 to be "completed and operational early in the fourth quarter of 2025."
           Disclosure on pages 1 and 84 indicates that you expect MTL-3 to be
            "operational by the end of the first quarter of 2026," however pages 3 and 67 state that the facility is "expected to be operational by the end of 2025" and has "a targeted go-live date of the end of 2025," respectively.
           Page 7 states that you intend to complete your MTL-2, MTL-3 and NC-1 projects
            "in or about early in the fourth quarter of 2025," but page 93 states that you intend to complete them "late in the fourth quarter of 2025."
           Page 1 states that "[a]n additional 16 MW (gross) of capacity for NC-1 is expected to be rolled out in the second quarter of 2026," but page 84 states that this will be an additional 24 MW (gross).
       It is also not clear what the statement "by the end of 2025" on pages 7 and 93 is referring to. Please revise for clarity.
Overview, page 1

3. We note your response to prior comment 1. You disclose that the MTL-2, MTL-3 and
       NC-1 facilities are being constructed in parallel through commissioning. You also state that you estimate the NC-1 site will begin to generate revenue in May 2026.
       Please revise to clarify whether this means that you estimate that the MTL-2 and
       MTL-3 facilities will also begin to generate revenue in May 2026, or if you have a different expectation.
4. Please revise the last paragraph on page 3 to clarify what the statement "the above-
       described purchase" refers to.
5. We note your disclosure that you intend to achieve an estimated 76 MW (gross)+ of total HPC data center capacity by the end of 2026, a target that is underpinned by assets "already under [y]our control, including [y]our MTL-2, MTL-3, and NC-1 facilities." We also note your disclosure that MTL-3 is "[s]ubject to the Company's landlord consummating the acquisition of the property, which is expected to occur prior to the end of 2025." Please revise your disclosure to reconcile this discrepancy.
Transition Services Agreement, page 115

6. We note your response to prior comment 7. To the extent that the fees payable pursuant to the Transition Services Agreement will be material to you, and to
       the extent known, please provide quantitative disclosure of the fees you will be charged pursuant to the agreement. Also quantify the maximum amount of Bit Digital liability under the agreement. If such liability is limited to the amount of fees you pay to Bit Digital under the agreement, then so state.
 June 23, 2025
Page 3

Notes to Combined Financial Statements
For the Year Ended December 31, 2024
13. Segment Reporting, page F-48

7. We acknowledge your response to prior comment 8 and your revised disclosure on page F-23. Please revise to disclose revenues attributable to geographic area. Refer to
       ASC 280-10-50-41a.
Exhibits

8. We note your response to prior comment 10. Please include active hyperlinks for each exhibit listed in the exhibit index, unless you have not yet filed that exhibit. Each amended registration statement must include hyperlinks to the exhibits required with the amendment. While we note that you have included hyperlinks for some of the exhibits that have been filed, there are some listed exhibits that do not have hyperlinks in this amendment. Please refer to Item 601(a)(2) of Regulation S-K.
9. Please file the cloud services agreements with DNA Fund that you signed in April
       2025 as exhibits to your registration statement, or tell us why filing them as exhibits is not required pursuant to Item 601(b)(10) of Regulation S-K.
10. Please file the Amendment to Real Estate Purchase and Sale Agreement dated as of
       May 19, 2025 that you reference on page 87 as an exhibit to the registration statement.
11. We note that you have filed the Omnibus Amendment to and Novation of Master
       Services Agreement and Purchase Order as Exhibit 10.5 to the registration statement.
       To the extent material, please also file the Master Services Agreement and Purchase
       Order, as amended, as exhibits to the registration statement pursuant to
Item 601 of
       Regulation S-K.
       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Elliot Lutzker